SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of July, 2014

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS
(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 - Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Petrobras’ May oil production in Brazil up 2.2%

Rio de Janeiro, July 1st, 2014 – Petróleo Brasileiro S.A - Petrobras announces that its May oil production in Brazil averaged 1,975 thousand barrels/day (bpd), up 2.2% from April’s production of 1,933 thousand bpd. Including the production operated by Petrobras for its partners in Brazil, the volume reached 2,092 thousand bpd, up 2.9% from last month’s production of 2,034 thousand bpd.

The company’s oil and natural gas production in Brazil in the same month was 2,387 thousand barrels of oil equivalent per day (boed), indicating a 2.2% rise from April (2,335 thousand boed). Including the production operated by Petrobras for its partner companies in Brazil, the volume reached 2,558 thousand boed, up 2.9% from April’s production of 2,487 thousand boed.

The start-up of new wells on platforms P-58 (Parque das Baleias), P-63 (Papa-Terra), P-55 (Roncador) as well as the start-up of platform P-62 (Roncador), all of which in Campos Basin, contributed to the rise in production. Overall 22 wells, 14 of them oil and gas production and eight water injection ones, will be interconnected to platform P-62 within the next few months. This FPSO (floating production storage and offloading) unit has the capacity to process up to 180 thousand barrels of oil and 6 million cubic meters of natural gas per day.

Pre-salt records

In the Santos and Campos Basins pre-salt, in May production rose 8.8% to 447 thousand bpd, setting yet another monthly record. A new pre-salt daily production record of 482 thousand bpd was established on May 31. These volumes include the production operated by Petrobras for its partners.

The pre-salt records stem from a rise in production of platform P-58 and the excellent performance of other production wells in that region, most notably Lula and Sapinhoá fields, where flow rates above 30 thousand bpd per well have been achieved consistently.

Installation of the last of four buoyancy-supported risers (BSR), pioneer pipeline support technology through submerged buoys, was completed on May 9. The wells producing for FPSOs Cidade de São Paulo and Cidade de Paraty are being interconnected to these buoys.

Maintenance shutdowns of platforms

According to the long term planning, scheduled maintenance stoppages were implemented in some platforms in May, the most relevant of which was P-51. The unit, which operates in Marlim Sul field, in Campos Basin, was shutdown from April 28 to May 12 for maintenance and equipment inspection. Consequently, on average, 24 thousand bpd were not produced in May at this unit.

The Operational Efficiency Increase Program (Proef), initiated in 2012, has been showing excellent results: the production systems of the Campos Basin Operations Unit (UO-BC) ended May with the highest operational efficiency rate of the last 47 months, at 81.2%. Currently, six Maintenance and Safety Units (UMSs) carry out activities to support platforms at the UO-BC, with the objective of sustaining efforts to improve operational efficiency.

On May 5, Petrobras broadened this program to include the Espírito Santo Operations Unit (UO-ES) with the aim of ensuring that the unit retains its high rate of efficiency throughout the next few years, similar to UO-Rio.

Moreover, note the efficiency rates of 96.2% in May for the new platforms that went into operation in the pre-salt cluster of Santos Basin.

New platforms to start-up in 2014

New production systems will go on stream in 2014 to ensure sustained production growth, as outlined in the Petrobras 2014-2018 Business and Management Plan, which has set a 7.5% rise by the end of 2014, with a margin of tolerance of one percentage point upwards or downwards.

In the second half of the year, platform P-61 will go on stream in Papa-Terra field (Campos Basin post-salt), which will be interconnected to the Tender Assisted Drilling (TAD) semisubmersible platform SS-88, whose offshore installation activities are in progress. In addition, FPSOs Cidade de Mangaratiba, in Lula/Iracema field, and Cidade de Ilhabela, in Sapinhoá field, both in the Santos Basin pre-salt, will be installed by the end of the year.

PLSV Seven Waves, which was incorporated into the Petrobras fleet on April 28, started-up on May 14, increasing the fleet to 14 vessels currently in operation. Another five vessels are expected to arrive by the end of 2014.

Natural gas production

In May, natural gas production was 65.4 million cubic meters per day surpassing last month’s production of 64 million m³/d by 2.2%. The total production operated by Petrobras, including the share operated for its partners, was 73,960 thousand m³/d, up 2.9% from April.

Production abroad in May equivalent to 8.4% of Petrobras total

In May, production averaged 218.4 thousand boed, representing 8.4% of the company’s production, which totaled 2,605 thousand boed in the same period.

In May, total oil and natural gas extraction abroad fell 3.1% to 218.4 thousand boed from the previous month’s production of 225.4 thousand boed. This was largely due to the completion of the transfer of onshore assets in Colombia, divestment announced in 2013, which led May oil production of 121 thousand bpd to be down 6.1% from the previous month’s production of 128.9 thousand bpd.

Natural gas production abroad was 16,547 thousand m³/d, up 0.9% from April’s production of 16,395 thousand m³/d, due to higher sales of Bolivian gas to the Brazilian market.

Production reported to the ANP

The total production reported to Brazil’s National Petroleum Agency (ANP) in May 2014 was 9,785,640.85 m³ of oil and 2,410,421.38 thousand m³ of gas. This production corresponds to the total output of the concessions where Petrobras is the operator. It does not include shale, NGL volumes and partners’ output where Petrobras is not the operator.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 1, 2014
PETRÓLEO BRASILEIRO S.A--PETROBRAS

By:	/S/ Almir Guilherme Barbassa
Almir Guilherme Barbassa Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Exchange Act of 1934, as amended (Exchange Act) that are not based on historical facts and are not assurances of future results.  These forward-looking statements are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results o f operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.
All forward-looking statements are expressly qualified in their entirety by this cautionary statement, and you should not place reliance on any forward-looking statement contained in this press release. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.